August 3, 2020

George K. Schuler
Office of Energy & Transportation
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: ALBEMARLE CORPORATION
Form 10-K for Fiscal Year Ended December 31, 2019
Filed February 26, 2020
File No. 001-12658

Dear Mr. Schuler:

We are responding to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated July 23, 2020 in connection with the Annual Report on Form 10-K of Albemarle Corporation (the “Company” or “we” or “us” or “our”) for the fiscal year ended December 31, 2019, filed on February 26, 2020 (the “2019 Form 10-K”).

For your convenience, the numbered responses of the Company and related captions contained in bold-type in this letter correspond to the numbered paragraphs and related captions in the Commission’s letter of comment. The questions are followed by the Company’s response thereto.

2019 Form 10-K

Raw Materials and Significant Supply Contracts, page 4

1. Please tell us if you have considered additional mining property disclosure pursuant to the Instructions to Item 102 of Regulation S-K. We generally consider additional mining property disclosure (Industry Guide 7) to be necessary, if the total asset value of the aggregate of all mining/processing properties exceeds 10% of total assets. We also consider mining properties to include properties and related processing plants used from the point of mineral extraction to the first point of material sales. In addition, your ability to continue to reliably and economically secure raw materials, upon which rests your business plan of adding value and your ultimate profitability, would likely be viewed by most investors as material. In your response, please tell us how you measure the materiality and the significance of your mining properties. Based on your response we may have additional comments.

Response

In response to the Staff’s comment, in preparing the 2019 Form 10-K, we did consider whether additional mining property disclosures were necessary as set forth in Industry Guide 7. In our review of Industry Guide 7, we considered factors for the locations from which we obtain our lithium to assess whether those locations qualify as significant mining operations. We extract lithium through evaporation of the brines of the Salar de Atacama, Chile and of the Clayton Valley Basin, Silver Peak, Nevada, as opposed to mining this resource from a hard rock mine. The underground lithium brine is pumped above ground through a series of pumps and wells into a network of large evaporation ponds. Over the course of approximately eighteen months, the desert sun evaporates out other salts, leaving behind lithium brine. We then process the lithium brine into lithium carbonate and lithium chloride at a plant in nearby La Negra and into lithium carbonate at a plant in Silver Peak, Nevada. While the lithium is extracted from underground in the Salar de Atacama, Chile and Silver Peak, Nevada, we believe that it is not done so through mining activities as contemplated by Industry Guide 7. In addition, we have not established proven or probable reserves at these locations as of December 31, 2019.

Mr. George K. Schuler
August 3, 2020

We acknowledge that the Commission adopted new rules relating to property disclosures by companies with significant mining operations in 2018. See Release No. 33-10570, “Modernization of Property Disclosures for Mining Registrants” (October 31, 2018) (the “New Mining Disclosures”). The new rules rescind Industry Guide 7 and establish a new subpart 1300 of Regulation S-K effective January 1, 2021. Under the New Mining Disclosures, the definition of a mineral resource clearly includes mineral brines, such as lithium brine, and establishes a requirement to include operations in which we have a financial interest, such as joint ventures. Accordingly, we intend to comply with the disclosures required under subpart 1300 of Regulation S-K for our operations related to the Salar de Atacama, Chile and the Clayton Valley Basin, Silver Peak, Nevada during the fiscal year beginning on January 1, 2021.

In addition to extracting lithium through the evaporation of brines, we also purchase spodumene concentrate (6% lithium) from our 49%-owned Windfield Holdings Pty Ltd joint venture, which directly owns 100% of the equity of Talison Lithium Pty Ltd, a company incorporated in Australia (“Talison”). Talison owns and operates a spodumene mine in Greenbushes, Western Australia and mines spodumene ore. As described in Note 10, “Investments,” of Item 8 - Financial Statements and Supplementary Data of the 2019 Form 10-K, we are not the primary beneficiary of this joint venture, and thus do not consolidate the assets, liabilities or results of operations in our financial statements. Because we do not consolidate these mining assets or results of operations, we do not believe we are engaged in mining activities as contemplated by Industry Guide 7. As noted above, the New Mining Disclosures encompass operations in which we have a direct or indirect financial interest, including joint ventures. As a result, we intend to comply with the disclosures required under subpart 1300 of Regulation S-K, as applicable, for the Talison spodumene mine during the fiscal year beginning on January 1, 2021.

As disclosed in the 2019 Form 10-K, on October 31, 2019, we completed the acquisition of a 60% interest in Mineral Resources Limited’s (“MRL”) Wodgina hard rock spodumene mine project (“Wodgina Project”) in Western Australia and formed an unincorporated joint venture with MRL, named MARBL Lithium Joint Venture, for the exploration, development, mining, processing and production of spodumene concentrate and other minerals (other than iron ore and tantalum) from the Wodgina Project and for the operation of the Kemerton lithium hydroxide conversion assets. As previously reported, in connection with this acquisition, we immediately idled production from the Wodgina Project, and we anticipate that the Wodgina Project will remain idled until demand supports bringing the mine into production. This mine has not been operational since the acquisition, and at this time, we have not established when the mine will be brought back into production. When measuring materiality, we consider both quantitative and qualitative factors. These factors include the production levels of the mine, the impact of the mine on our operations and the resources allocated to operating the mine, among other factors. In addition, we acknowledge the Staff’s consideration of the additional mining property disclosure to be considered when the total asset value of the aggregate of all mining/processing properties exceeds 10% of total assets under Industry Guide 7. Although the assets acquired exceed 10% of our total assets, we believe that they do not constitute or contribute to a significant mining operation because we have idled production from this mine upon and since the acquisition. To date, these idled assets have not provided any mining activities for Albemarle or impacted our net sales or operations, and we expect this state of affairs to continue for the next couple of years.

While we do not believe we are engaged in significant mining operations as contemplated by Industry Guide 7 as of December 31, 2019, we have provided certain disclosures to enhance the reader’s understanding of our, and our Talison joint venture’s, lithium extraction operations, including the location, mineral rights, estimated production life and production capacity for each of the lithium sources noted above, under the Raw Materials and Significant Supply Contracts heading on page 4 of the 2019 Form 10-K.

2.  Please disclose the information required under paragraph (b) of Industry Guide 7 for all your material properties listed under this heading. For any properties identified that are not material, please include a statement to that effect, clarifying your intentions. For each material property, include the following information:
• The location and means of access to your property, including the modes of transportation utilized to and from the property.

Mr. George K. Schuler
August 3, 2020

• Any conditions that must be met in order to obtain or retain title to the property, whether you have surface and/or mineral rights.
• A brief description of the rock formations and mineralization of existing or potential economic significance on the property.
• A description of any work completed on the property and its present condition.
• The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment.
• A description of equipment, infrastructure, and other facilities.
• The current state of exploration of the property.
• The total costs incurred to date and all planned future costs.
• The source of power and water that can be utilized at the property.
• If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.
You may refer to Industry Guide 7, paragraphs (b) (1) through (5), for specific guidance pertaining to the foregoing, available on our website at the following address:
www.sec.gov/about/forms/industryguides.pdf

Response

In response to the Staff’s comment, we respectfully point the Staff to our response to the first comment above as to why we assessed that the additional mining property disclosures were not necessary for the 2019 Form 10-K.

3. Please disclose your annual mine production. See Instruction 3 to Item 102 of Regulation S-K.

Response

In response to the Staff’s comment, we respectfully point the Staff to our response to the first comment above as to why we assessed that we were not engaged in significant mining operations for the 2019 Form 10-K, and therefore did not provide information regarding annual mine production.

Summary of Critical Accounting Policies and Estimates, page 38

4. We note your disclosure that life-of-mine assets are amortized over proven and probable reserves using the units of production methodology. Please expand your disclosure to state your updated proven and/or probable reserve estimates for each material mining property. Mining properties may include your In-Situ Leach (ISL), mineral brine, and/or conventional mining operations.

Response

In response to the Staff’s comment, we respectfully point the Staff to our response to the first comment above as to why we assessed that we were not engaged in significant mining operations for the 2019 Form 10-K, and therefore did not provide information regarding proven and probable reserves.

In addition, the amounts currently being amortized using the unit of production methodology relates to the depletion of our mineral rights and not proven or probable reserves. We do not have proven or probable reserves established at our Salar de Atacama, Chile and Silver Peak, Nevada locations. The reserves referenced in this disclosure relate to our 60% ownership of the Wodgina spodumene mine referenced above. As noted above, we do not believe this mine is considered a material mining property.

***

Mr. George K. Schuler
August 3, 2020

The Company appreciates the efforts of the Staff in reviewing our response to your letter of comment. We are fully committed to working with the Commission to respond to your comments and to provide you with all the information you require. Accordingly, should you have any questions regarding the Company’s response to your comments, please contact Scott Tozier at (980) 299-5596.

Sincerely,

ALBEMARLE CORPORATION

/s/ SCOTT A. TOZIER
Scott A. Tozier
Executive Vice President, Chief Financial Officer

cc: Terence O’Brien
        Branch Chief
        Division of Corporation Finance
        Securities and Exchange Commission

        J. Kent Masters
        Chairman, President and Chief Executive Officer
        Albemarle Corporation

Karen G. Narwold
        Executive Vice President, Chief Administrative Officer, General Counsel and Corporate Secretary
        Albemarle Corporation

John C. Barichivich III
        Vice President, Corporate Controller and Chief Accounting Officer
        Albemarle Corporation